Via Facsimile and U.S. Mail
Mail Stop 4720

December 8, 2009

Mr. Craig Eisenacher
Executive Vice President and Chief Financial Officer
Everest Re Group, Ltd.
Wessex House – 2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

Re: Everest Re Group, Ltd.
Form 10-K for the Year Ended December 31, 2008
Filed on March 2, 2009
Schedule 14A
Filed on April 9, 2009
File No. 001-15731

Dear Mr. Eisenacher:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director